FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the 19th day of March, 2007

Commission File No.  333-13174
Norbord Inc.
(Translation of registrant's name into English)

Suite 600, 1 Toronto Street, Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☐             Form 40-F        ☑

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        YES         ☑                     NO           ☐

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3173

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norbord Inc.
(Registrant)
Date: March 19, 2007
/s/ Lynne Taylor
Lynne Taylor
Assistant Corporate Secretary

Form 6K Continued...

Exhibits

99.1	Indenture dated as of February 14, 2007